Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of          Aldwych House       Tel:  +44 20 7611 8960
Stolt-Nielsen S.A        71-91 Aldwych       Fax:  +44 20 7611 8965
                         London WC2B 4HN     www.stolt-nielsen.com
                         United Kingdom



NEWS RELEASE

                                        Contacts:  Reid Gearhart
                                                   USA 1 212 922 0900
                                                   rgearhart@dgi-nyc.com

                                                   Valerie Lyon
                                                   UK 44 20 7611 8904
                                                   vlyon@stolt.com

       Stolt-Nielsen S.A. Closes on $130 Million Revolving Credit Facility

London, England - March 30, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced that it has entered into a five-year $130 million revolving credit facility arranged by a consortium led by Deutsche Bank AG. The facility initially will be used towards repayment of an existing credit facility led by DnB NOR.

Lead arrangers for the transaction are Deutsche Bank AG, DVB Bank AG and Schiffshypothekenbank zu Lubeck AG, which also served as facility agent and security trustee. KfW and Credit Agricole Indosuez served as arrangers, and Deutsche Schiffsbank AG was co-arranger.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said, "With the improved market conditions in our businesses, we have recently raised equity, and now we are pleased to announce this bank facility. We are grateful for the support of these banks and for the added financial flexibility that this facility provides."

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 41 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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